UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )*

VENTOUX CCM ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92280L101
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 92280L101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Jonas Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,493,625(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,493,625(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,625(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares beneficially owned by Chardan International Investments, LLC.

CUSIP No. 92280L101	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Chardan International Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,493,625
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,493,625
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92280L101	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Ventoux CCM Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

1 East Putnam Avenue, Floor 4, Greenwich, CT 06830

Item 2.

(a)	Name of Person Filing:

(i) Jonas Grossman

(ii) Chardan International Investments, LLC

(b)	Address of Principal Business Office or if none, Residence:

c/o Ventoux CCM Acquisition Corp.

1 East Putnam Avenue, Floor 4

Greenwich, CT 06830

(c)	Citizenship:

(i) Jonas Grossman United States

(ii) Chardan International Investments, LLC Delaware

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 92280L101

Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned:

(i) Jonas Grossman 1,493,625 shares. Consists of shares owned by Chardan International Investments, LLC.

(ii) Chardan International Investments, LLC 1,493,625 shares.

(b)	Percent of Class:

(i) Jonas Grossman 6.9%

(ii) Chardan International Investments, LLC 6.9%

The foregoing percentages are based on 21,562,500 shares of common stock outstanding as of December 31, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(1) Jonas Grossman 1,493,625

(2) Chardan International Investments, LLC 1,493,625

CUSIP No. 92280L101	13G	Page 5 of 7 Pages

(ii)	shared power to vote or to direct the vote:

(1) Jonas Grossman 0

(2) Chardan International Investments, LLC 0

(iii)	sole power to dispose or to direct the disposition of:

(1) Jonas Grossman 1,493,625

(2) Chardan International Investments, LLC 1,493,625

(iv) shared power to dispose or to direct the disposition of:

(1) Jonas Grossman 0

(2) Chardan International Investments, LLC 0

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certifications: Not Applicable

CUSIP No. 92280L101	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021

/s/ Jonas Grossman
Jonas Grossman

CHARDAN INTERNATIONAL INVESTMENTS, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member

CUSIP No. 92280L101	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of Ventoux CCM Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 11, 2021.

/s/ Jonas Grossman
Jonas Grossman

CHARDAN INTERNATIONAL INVESTMENTS, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member